MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

FOURTH QUARTER 2013 HIGHLIGHTS	2

ANNUAL REVIEW	3

CORE BUSINESS	4

REVIEW OF OPERATING PERFORMANCE	5

DEVELOPMENT AND EXPLORATION	8

REVIEW OF FINANCIAL RESULTS	10

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES	13

INCOME TAXES	17

OUTLOOK	18

OPERATIONAL RESTRUCTURING AND TURNAROUND PLAN	18

LEGACY ISSUES	24

RISKS AND UNCERTAINTIES	25

MINERAL RESOURCES AND RESERVES	26

NON-IFRS PERFORMANCE MEASURES	29

CRITICAL ACCOUNTING ESTIMATES	33

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	33

SUBSEQUENT EVENT	33

OUTSTANDING SHARE DATA	34

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	34

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED MINERAL RESOURCES	35

CORPORATE DIRECTORY	36

MD&A – For the year ended December 31, 2013	Jaguar Mining Inc. | 1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the December 31, 2013 and 2012 annual audited consolidated financial statements and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). For further information on Jaguar Mining Inc., reference should be made to its public filings (including its most recently filed annual information form (“AIF”) which is available on SEDAR at www.sedar.com). Information is also available on the Company’s website at www.jaguarmining.com. Information on risks associated with investing in the Company’s securities and technical and scientific information under National Instrument 43-101 concerning the Company’s material property, including information about mineral resources and reserves, are contained in the Company’s most recently filed AIF and technical reports.

All amounts included in this MD&A are in United States dollars (“US$”), unless otherwise specified. References to Cdn$ are to Canadian dollars and R$ are to Brazilian reais. This report is dated as of March 27, 2014.

Where we say “we”, “us”, “our”, the “Company” or “Jaguar”, we mean Jaguar Mining Inc. or Jaguar Mining Inc. and/or one or more or all of its subsidiaries, as it may apply.

The following abbreviations are used to describe the periods under review throughout this MD&A:

Abbreviation	Period	Abbreviation	Period
FY 2013	January 1, 2013 – December 31, 2013	FY 2012	January 1, 2012 – December 31, 2012
Q4 2013	October 1, 2013 – December 31, 2013	Q4 2012	October 1, 2012 – December 31, 2012
Q3 2013	July 1, 2013 – September 30, 2013	Q3 2012	July 1, 2012 – September 30, 2012
Q2 2013	April 1, 2013 – June 30, 2013	Q2 2012	April 1, 2012 – June 30, 2012
Q1 2013	January 1, 2013 – March 31, 2013	Q1 2012	January 1, 2012 – March 31, 2012

FOURTH QUARTER 2013 HIGHLIGHTS

	Q4 2013	FY 2013

Gold produced (ounces)	21,956	95,595
Gold sold (ounces)	22,503	94,850

Average sales price per oz of gold sold	$1,263	$1,414
Cash operating cost per oz of gold produced(*)	$889	$871
Cash operating margin per oz of gold produced(*)	$374	$543

All-in cost per ounce sold(*) (**)	$1,348	$1,414

Revenue (000´s)	$28,461	$134,140
Gross profit (loss) (000´s)	$(1,427)	$12,786
Net loss (000´s)	$(166,472)	$(249,307)

(*) Refer to “Non-IFRS Performance Measures" on page29.

(**) This relates to the all-in cost disregarding the restructuring expenses that were incurred during Q4 2013, in the amount of $3.5 million. If the restructuring expenses are considered then the all-in cost is $1,504 per ounce of gold sold in Q4 2013 and $1,451 per ounce of gold sold for FY 2013.

MD&Amp;A – For the year ended December 31, 2013	Jaguar Mining Inc. | 2

ANNUAL REVIEW

	FY 2013	FY 2012	FY 2011
($ in 000´s, except per share amounts)

Gold sales	$134,140	$172,430	$243,137
Gross profit	12,786	6,143	43,352

Impairment charges	(145,487)	(102,997)	—
Restructuring expenses	(4,632)	(2,568)	—
Net loss	(249,307)	(84,537)	(65,623)

Basic income (loss) per share	(2.91)	(1.00)	(0.78)
Diluted income (loss) per share	(2.91)	(1.00)	(0.78)

Current assets	44,635	60,310	134,076
Total assets	294,788	503,875	660,666
Long-term liabilities	27,167	268,443	335,608
Total liabilities	388,347	350,072	422,857

Company Developments:

•	1% increase in gold production totaling 21,956 ounces in Q4 2013 compared to 21,676 ounces in Q4 2012;
•	6% increase in gold sales totaling 22,503 ounces in Q4 2013 compared to 21,298 ounces in Q4 2012;
•	3% decline in cash operating cost reaching $889 per ounce in Q4 2013 versus $915 per ounce in Q4 2012;
•	16% reduction in all-in cost improving from $1,607 per ounce sold in Q4 2012 to $1,348 per ounce sold in Q4 2013;
•	9% reduction in headcount in Q4 2013 compared to Q4 2012;
•	On November 1, 2013, Jaguar deferred payment of approximately $3.7 million of interest on its $165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (the “4.5% Convertible Notes”) (see “Operational Restructuring and Turnaround Plan – CCAA Proceedings”);
•	On November 13, 2013, the Company and its subsidiaries entered into a support agreement (as amended, the “Support Agreement”) with holders (the “Noteholders”) of approximately 81% of the 4.5% Convertible Notes and 82% of its $103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Notes”) to effect a recapitalization and financing transaction that would eliminate approximately $268.5 million of the Company’s outstanding indebtedness by exchanging the Notes for common shares of Jaguar and inject approximately $50.0 million into the Company by way of a backstopped share offering (the “Share Offering”) by Noteholders pursuant to a backstop agreement dated November 13, 2013 (as amended, the “Backstop Agreement”) between the Company, its subsidiaries and certain Noteholders (see “Operational Restructuring and Turnaround Plan – CCAA Proceedings”);
•	Additional Noteholders signed consent agreements to the Support Agreement such that as of November 26, 2013 holders of approximately 93% of the Notes had signed the Support Agreement or a consent agreement thereto; and
•	On December 23, 2013, the Company filed for creditor protection (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “Court”). The CCAA Proceedings were commenced in order to implement a recapitalization transaction as contemplated in the Support Agreement through a plan of compromise and arrangement (as amended, supplemented or restated from time to time, the “CCAA Plan”) (see “Operational Restructuring and Turnaround Plan – CCAA Proceedings).

MD&Amp;A – For the year ended December 31, 2013	Jaguar Mining Inc. | 3

CORE BUSINESS

Jaguar is a public company with its common shares listed on the Toronto Stock Exchange (the “TSX”). Trading in the common shares of Jaguar on the TSX was suspended on December 23, 2013 as a result of the commencement of the CCAA Proceedings. On January 10, 2014, the Company received a letter from the TSX indicating that, as a result of the CCAA Proceedings, the common shares of the Company would be delisted effective at the close of market on February 10, 2014. The Company has since received conditional approval for listing its common shares on the TSX Venture Exchange (the “TSX-V”). On February 11, 2014, the TSX extended the scheduled delisting of the common shares of the Company to March 31, 2014 to allow the Company sufficient time to complete the transition of the listing of its common shares to the TSX-V. There can be no assurance that a listing on the TSX-V, or another exchange, will be obtained before Jaguar is delisted from the TSX or at all. Trading in the common shares of Jaguar will remain suspended until the delisting from the TSX or until the transition of the Company’s listing to the TSX-V or another exchange.

The Company is engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The Company controls 23,777 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the State of Minas Gerais, where the Company owns operating assets. In addition, Jaguar holds mineral concessions totaling 138,548 hectares in the State of Maranhão, where the Company owns the Gurupi Project and 41,204 hectares in the State of Ceará, where the Company’s Pedra Branca Project is located. The Company may consider the acquisition, exploration, development and operation of other gold properties.

As of December 31, 2013, the Company was producing gold at its Turmalina and Caeté operations.  The Company’s Paciência operation was placed on temporary care and maintenance in May 2012. While the Company continues to demonstrate a turnaround at the Turmalina and Caeté operations and is on track to produce sustained positive margins and allow the exploitation of opportunities at core operations, the potential for a significant increase in gold production exists through the development of the Company’s Gurupi Project, which contemplates an open-pit gold mining operation in the state of Maranhão in the northeast of Brazil. On achieving sustained positive performance, management will turn its attention to growing the business.

MD&Amp;A – For the year ended December 31, 2013	Jaguar Mining Inc. | 4

REVIEW OF OPERATING PERFORMANCE

The table below sets forth certain operating data for the combined operating performance:

	Three Months Ended
	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Tonnes of ore processed (t)	258,000	298,000	271,000	265,000	285,000	285,000	351,000	447,000
Average recovery grade (g/t)(**)	2.96	3.06	2.96	3.30	2.76	2.85	2.55	2.42
Average recovery rate (%)	88%	88%	88%	88%	88%	88%	89%	90%
Gold (ounces)
Produced	21,956	26,300	22,503	24,836	21,676	23,026	26,888	31,233
Sold	22,503	24,111	22,920	25,316	21,298	23,307	28,933	30,138
Average sales price per oz sold	$1,263	$1,331	$1,415	$1,626	$1,714	$1,648	$1,608	$1,691
Cash operating cost (per tonne processed)(*)	$78	$72	$81	$77	$69	$78	$84	$87
Cash operating cost (per ounce produced)(*)	$889	$847	$931	$826	$915	$963	$1,162	$1,268
All-in cost (per ounce sold)(*) (***)	$1,348	$1,264	$1,610	$1,439	$1,607	$1,912	$2,060	$2,377

(*) Refer to “Non-IFRS Performance Measures” on page 28.

(**) The Company is now disclosing the average recovery grade instead of the average feed grade, as management believes this information has higher relevance in this table.

(***) Relates to the all-in cost disregarding the restructuring expenses that were incurred during Q4 2013, in the amount of $3.5 million. If the restructuring expenses are considered then the all-in cost is $1,504 per ounce of gold sold.

(*) Relates to the all-in cost disregarding the restructuring expenses that were incurred during Q4 2013, in the amount of $3.5 million. If the restructuring expenses are considered then the all-in cost is $1,504 per ounce of gold sold.

The Company’s operating and financial performances are largely determined by the price of gold. The average price of gold sold has declined 26.3% or $451 per ounce from $1,714 per ounce in Q4 2012 to $1,263 per ounce in Q4 2013. Current management has implemented company-wide initiatives to reduce operating and capital costs to counteract current market conditions while focusing on maintaining current productivity levels.

The result of the continuing effort in cost reduction is evidenced in the table and chart above. Both the cash operating costs per ounce produced and the all-in costs per ounce of gold sold have decreased significantly over the periods being reported. Most of the cost reduction is attributable to the decrease in labour, external services, maintenance and material costs. As Jaguar’s mining operations and exploration activities are located in Brazil, a large portion of operating costs and capital expenditures are denominated in Brazilian reais. The recent weakening of the R$ against the US$ has made a positive contribution to reducing the cash operating and all-in costs. The average exchange rate for the R$ per US$1.00 for Q4 2012 and Q4 2013 were 2.06 and 2.27 respectively, an increase of 10% as the US$ strengthened against the R$.

MD&Amp;A – For the year ended December 31, 2013	Jaguar Mining Inc. | 5

The Company’s Paciência operation was put on care and maintenance in May 2012, and as a result, the consolidated production level has dropped since Q2 2012. Apart from Paciência, the Company’s gold production level has been consistent, except for Q2 2013, where gold production decreased as the Caeté site experienced mill liner failures, lower head grade mill feed, and costly challenges with transportation due to poor road conditions. An action plan was put in place and the production level significantly improved in the following periods.

As a result of the Company-wide cost reduction initiative, some of the primary development and some secondary development in the operations have been deferred. Accordingly, delineation drilling which usually follows the completion of development has also been reduced.

Turmalina

	Three Months Ended
	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Tonnes of ore processed (t)	114,000	122,000	123,000	108,000	113,000	115,000	154,000	157,000
Average recovery grade (g/t)(**)	3.13	3.46	3.01	3.37	2.57	2.78	2.34	2.20
Average recovery rate (%)	89%	89%	88%	89%	87%	89%	90%	90%
Gold (ounces)
Produced	10,451	12,308	10,345	10,321	8,206	9,186	10,435	10,014
Sold	10,850	10,850	10,061	10,850	8,037	9,242	11,252	9,644
Cash operating cost (per tonne processed)(*)	$75	$73	$78	$83	$74	$80	$74	$85
Cash operating cost (per ounce produced)(*)	$822	$758	$923	$862	$1,057	$991	$1,125	$1,342

(*) Refer to “Non-IFRS Performance Measures” on page 27.

(**) The Company is now disclosing the average recovery grade instead of the average feed grade, as management believes this information has higher relevance in this table.

The primary mining method utilized at the Turmalina underground mine is sublevel stoping with a fill program resulting in a modified “cut and fill” mining technique. Ore produced at the Turmalina mine is transported to the adjacent 2,000 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant.

During Q4 2013, Turmalina produced 10,451 ounces of gold at a cash operating cost of $822 per ounce. This compares to 8,206 ounces at a cash operating cost of $1,057 per ounce during Q4 2012. The $235 (22%) decrease in the Company’s cash operating cost per ounce during Q4 2013, as compared to Q4 2012 was mainly attributable to the increase in the average recovery grade and the impact of the change in the exchange rate that, together, reduced the cost by $250 per ounce.

Underground development at the Turmalina mine totaled 1,300 and 6,400 meters during Q4 2013 and FY 2013, respectively, compared to 2,100 and 4,100 meters during Q4 2012 and FY 2012, respectively. Underground delineation drilling at Turmalina totaled 3,600 and 24,500 meters during Q4 2013 and FY 2013, respectively, compared to 5,800 and 21,700 meters during Q4 2012 and FY 2012.

MD&Amp;A – For the year ended December 31, 2013	Jaguar Mining Inc. | 6

Caeté

	Three Months Ended
	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Tonnes of ore processed (t)	144,000	176,000	148,000	157,000	172,000	170,000	160,000	156,000
Average recovery grade (g/t)(**)	2.82	2.78	2.92	3.25	2.88	2.90	2.99	3.10
Average recovery rate (%)	88%	88%	88%	88%	88%	88%	90%	89%
Gold (ounces)
Produced	11,505	13,992	12,158	14,515	13,470	13,840	13,804	13,881
Sold	11,653	13,261	12,859	14,466	13,261	13,692	14,466	12,457
Cash operating cost (per tonne processed)(*)	$79	$71	$84	$73	$66	$77	$81	$96
Cash operating cost (per ounce produced)(*)	$950	$925	$938	$801	$828	$945	$953	$1,118

(*) Refer to “Non-IFRS Performance Measures” on page 29.

(**) The Company is now disclosing the average recovery grade instead of the average feed grade, as management believes this information has higher relevance in this table.

The Caeté mining complex has two underground mines (Roça Grande and Pilar) that primarily utilize the “cut and fill” mining method as well as some “sublevel stoping” at Pilar. Ore produced from these mines is transported to the 2,200 tpd CIP processing plant adjacent to the Roça Grande mine.

During Q4 2013, Caeté produced 11,505 ounces of gold at a cash operating cost of $950 per ounce. This compares to 13,470 ounces at a cash operating cost of $828 per ounce during Q4 2012. The $122 (15%) increase in cash operating cost is mainly attributable to less volume produced, increase in costs, especially maintenance costs that together, increased the cost by $233 per ounce. A favourable change in the exchange rate during the same period contributed to reducing the cost by $80 per ounce.

Underground development at the Pilar and Roça Grande mines totaled 1,500 and 6,300 meters during Q4 2013 and FY 2013, respectively, compared to 2,000 and 8,400 meters during Q4 2012 and FY 2012, respectively. Underground delineation drilling at the mines totaled 5,000 and 29,600 meters during Q4 2013 and FY 2013, compared to 8,800 and 30,400 meters during Q4 2012 and FY 2012. These figures reflect some of the drilling and mine development which is being deferred at the Pilar and Roça Grande mines.

Paciência

	Three Months Ended
	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Tonnes of ore processed (t)	—	—	—	—	—	—	37,000	134,000
Average recovery grade (g/t)(**)	—	—	—	—	—	—	1.51	1.90
Average recovery rate (%)	—	—	—	—	—	—	87%	90%
Gold (ounces)
Produced	—	—	—	—	—	—	2,649	7,338
Sold	—	—	—	—	—	373	3,215	8,037
Cash operating cost (per tonne processed)(*)	$—	$—	$—	$—	$—	$—	$140	$79
Cash operating cost (per ounce produced)(*)	$—	$—	$—	$—	$—	$—	$2,219	$1,451

(*) Refer to “Non-IFRS Performance Measures” on page 29.

(**) The Company is now disclosing the average recovery grade instead of the average feed grade, as management believes this information has higher relevance in this table.

The Paciência operation continued on care and maintenance during Q4 2013. No gold has been produced since Q2 2012 when it was put on care and maintenance.

MD&Amp;A – For the year ended December 31, 2013	Jaguar Mining Inc. | 7

No underground development or drilling work was carried out by the Company at the Paciência mine during Q4 2013.

The Company has not established a timeframe to complete the Paciência remediation plans and restart production.

Sabará

The Sabará operation continues the remediation and re-vegetation program started in 2012.

DEVELOPMENT AND EXPLORATION

Gurupi Project

Work on the Gurupi Project for 2013 was delayed as the Company continued to focus its efforts on completing the operational turnaround plan and implementation of the production programs at the Turmalina and Caeté operations.  Consequently, the Company made only those expenditures necessary to maintain the claims and land tenure in good standing.  In Q4 2013, the Company expended approximately $71,000 on the Gurupi Project for a total of $421,000 for the year 2013. The expenditures to date are primarily maintenance.

While the Company has focused drilling and exploration on the Chega Tudo and Cipoeiro deposits, the 100% Jaguar-owned Gurupi concession includes 12 additional identified targets in 32 contiguous mineral rights totaling 138,548 hectares. These additional targets have not been included in any of the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. These targets have been identified by favorable geology, structural framework, old artisanal mine workings, soil and channel sampling anomalies and exploration drilling. They have the potential to further increase mineral resources at Gurupi.

On October 14, 2013, the Company became aware that the Federal Public Prosecutor in São Luis, Maranhão, Brazil, filed a lawsuit against MCT Mineração Ltda. (“MCT”), a wholly-owned subsidiary of the Company that holds the Gurupi project, claiming that:

•	MCT should be classified as a “foreign company”, and therefore be completely restricted from carrying on operations in Brazil and, in particular, at the Gurupi project;
•	there are purported irregularities in the environmental licensing, mainly as the installation license previously granted to MCT covers only a fraction of the area in which MCT will operate; and
•	there is no INCRA agreement for MCT’s surface rights, which surface rights include an area in which there is a settlement of inhabitants that will be affected by the proposed project.

The Public Prosecutor requested an urgent (preliminary) decision from the Court claiming that if MCT’s activities continued, it would be prejudicial to the State of Maranhão.

In a hearing held in the Federal Court in São Luis on November 13, 2013 at which MCT was neither invited to attend or was present at, the judge decided to:

•	suspend the environmental licenses granted to MCT;
•	prohibit any construction of the gold beneficiation plant; and
•	cease any negotiations with local residents without the participation of INCRA.

MD&Amp;A – For the year ended December 31, 2013	Jaguar Mining Inc. | 8

MCT has not been served with the formal notice relating to the Federal Court’s decision. The Company has retained the services of a legal firm to review the claims and prepare a response. The Company intends to vigorously defend its Gurupi interests and believes that the claims are without merit.

Pedra Branca Project

Work on the Pedra Branca Project has been delayed as the Company focuses its efforts on completing the operational turnaround plan and implementation of production improvement programs at the Turmalina and Caeté operations.  Consequently, the Company made only those expenditures required to maintain the claims and land tenure in good standing.  In Q4 2013, the Company spent $10,000 on the Pedra Branca Project for for a total of $30,000 for FY 2013. The expenditures are not related to activity that would advance the project.

In March 2007, Jaguar entered into an earn-in agreement with Glencore Xstrata plc. (formerly known as Xstrata plc.) to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil. The Pedra Branca Project currently has mineral rights to 10 exploration licenses and 15 pending applications for exploration licenses totaling 41,204 hectares covering a 38-kilometer section of a regional shear zone. The concessions are located in and around municipal areas with good infrastructure. The mineralized structures are open along strike with potential for significant gold mineralization. During 2007 and 2008, Jaguar completed an exploration drilling program to test the continuity of the mineralization laterally and at depth. During 2009, Jaguar carried out geological reconnaissance in the concession area, trenching and soil geochemistry. In 2010, Jaguar continued with the exploration program, including extensive geological mapping, drainage and soil geochemistry, mapping of anomalous zones and trenching. During 2011, the trenching program data was thoroughly analyzed in order to prioritize previously identified target zones. Of the original 50-kilometer strike length, a stretch of 15 kilometers of the gold-bearing shear zone containing 18 relevant high potential targets were identified. Among the 18 mineralized zones, Mirador, Coelho, Queimadas and Igrejinha are considered high priority targets where exploratory drilling has been performed. Drilling results and geological data suggest potential for gold deposits.

On April 24, 2012, Jaguar executed an amendment to the 2007 earn-in agreement with Glencore Xstrata plc to acquire the remaining 40% interest in the Pedra Branca Project. The Project, which was previously owned jointly by Jaguar and Glencore Xstrata plc on a 60/40 basis, is now 100% owned by Jaguar. In accordance with the terms of the amendment, Jaguar committed to: (i) cash consideration in the amount of $400,000 paid in installments in the following year ($391,000 paid as at December 31, 2013); (ii) a Net Smelter Royalty (“NSR”) of one percent (1%) payable to Glencore Xstrata plc on future gold production; and (iii) rights of first refusal on any Base Metal Dominant Deposit (as defined in the amendment) discovered. Upon such discovery, Glencore Xstrata plc may elect to form a new company owned 30% by the Company’s wholly owned subsidiary, Mineração Serras do Oeste Ltda. (“MSOL”) and 70% by Glencore Xstrata plc, by paying three hundred percent (300%) of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

Turmalina Zona Basal Project

The Company has completed an Exploration Report on the Zona Basal target, located 3 kilometers west of the Turmalina plant facility and filed it with the Brazilian Federal authority for mineral rights Departamento Nacional de Produção Mineral (“DNPM”), applying for a Mining Concession. The Company intends to continue exploration on this target.

MD&Amp;A – For the year ended December 31, 2013	Jaguar Mining Inc. | 9

REVIEW OF FINANCIAL RESULTS

	Three Months Ended
($ in 000s, except per share amounts)	Q4 2013	Q3 2013	Q2 2013		Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Gold sales	$28,461	$32,082	$32,427		$41,170	$36,511	$38,412	$46,535	$50,972
Gross profit (loss)	(1,427)	3,496	336		10,382	9,344	5,522	(5,044)	(3,677)
Net income (loss)	(166,472)	(13,192)	(62,717	)(*)	(6,926)	(49,371)	(21,625)	(16,350)	2,809
Basic income (loss) per share	(1.94)	(0.15)	(0.74)		(0.08)	(0.58)	(0.26)	(0.19)	0.03
Diluted income (loss) per share	(1.94)	(0.15)	(0.74)		(0.08)	(0.58)	(0.26)	(0.19)	0.03
Cashflows from operating activities	(3,199)	5,072	(131)		11,071	5,380	(2,600)	572	(6,127)
Total assets	294,788	441,659	458,129		504,564	503,875	568,162	581,706	654,599
Total liabilities	388,347	369,297	373,999		357,017	350,072	365,200	357,438	413,981

(*) Re-casted from Q2 2013 figures due to a foreign exchange adjustment.

During Q4 2013, the market price of gold (London PM Fix) traded in a range from $1,195 to $1,361 and averaged $1,276 per troy ounce. This was approximately 26% lower than the average price for Q4, 2012 which was $1,722 and traded in a range from $1,651 to $1,792. Gold prices were volatile during the quarter and have continued to be influenced by various factors including: changes in interest rates, uncertainty in the credit and financial markets, political unrest and financial distress in the United States, Europe, Japan and the Middle East, investment patterns around the world, physical demand and inflation expectations and other global economic factors.

The Company reports its financial statements in US$; however, a significant portion of the Company’s expenses are incurred in either Cdn$ or R$. The average rates of exchange for the Cdn$ per US$ for Q4 2013 and Q4 2012 were 1.05 and 0.99, respectively. The average rates of exchange for the R$ per US$ for Q4 2013 and Q4 2012 were 2.27 and 2.06, respectively.

Q4 2013 Compared to Q4 2012 and FY 2013 Compared to FY 2012

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in 000s)	2013	2012	2013	2012

Gold sales	$28,461	$36,511	$134,140	$172,430
Production costs	(22,074)	(20,019)	(89,319)	(127,851)
Stock-based compensation	1	15	15	457
Depletion and amortization	(7,815)	(7,164)	(32,050)	(38,893)
Gross profit (loss)	$(1,427)	$9,343	$12,786	$6,143

Gold sales for Q4 2013 decreased $8.1 million or 22% from Q4 2012. Gold sales for FY 2013 decreased $38.3 million or 22% from FY 2012. The reduction is mainly due to the decrease in gold price and the transition of the Paciência operation to care and maintenance. The average realized gold price decreased 26% to $1,263 per ounce for Q4 2013 from $1,714 per ounce in Q4 2012, and decreased 15% to $1,412 per ounce for FY 2013 from $1,663 per ounce for FY 2012. Excluding Paciência, gold sales increased by 2,799 ounces, however due to the decrease in gold price, gold sales decreased, as set out in the table that follows:

MD&Amp;A – For the year ended December 31, 2013	Jaguar Mining Inc. | 10

	Twelve months ended December 31,
	2013		2012
Gold Sales by Mine	in $ 000	in oz	in $ 000	in oz

Turmalina	$59,935	42,610	$63,127	38,175
Caeté	74,205	52,240	89,819	53,876
Paciência	—	—	19,484	11,624
Total	$134,140	94,850	$172,430	103,675

The Company reported a gross loss of $1.4 million for Q4 2013 compared to a gross profit of $9.3 million for Q4 2012. The decrease in gross profit for Q4 2013 versus Q4 2012 was primarily related to the decrease in gold price.

Gross profit for FY 2013 increased $6.7 million, from a gross profit of $6.1 million for FY 2012 to a gross profit of $12.8 million for FY 2013. The 2012 period was impacted by higher costs from all the mines, including the Paciência operation. With the cost reduction program implemented by the Company in later 2012 and Paciência´s operation under care and maintenance, it was possible to achieve better results, despite the decrease in gold price during 2013.

The gross loss represents 5% of the total gold sales in Q4 2013, compared to 26% profit in Q4 2012. For FY 2013, the gross profit represents 10% of the total gold sales, compared to 4% for FY 2012.

Net loss for Q4 2013 was $166.5 million compared to a net loss of $49.4 million for Q4 2012. For FY 2013, the net loss was $249.3 million compared to $84.5 million for FY 2012. The table and paragraphs below provide relevant summary information for the key operating and non-operating expenses.

Operating Expenses

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in 000s)	2013	2012	2013	2012

Exploration	$183	$(101)	$944	$700
Paciência care and maintenance	588	1,224	2,529	4,350
Stock-based compensation (recoveries)	10	4	356	(1,864)
Reversal of former CEO bonus accrual and other accruals	—	—	—	(3,089)
Restructuring fees	3,499	—	4,632	2,568
Administration	4,718	4,055	16,652	19,437
Impairment of properties	98,653	55,305	145,487	102,997
Provision for VAT and other taxes	26,701	—	26,701	—
Amortization	277	290	1,138	1,168
Other operating expenses	3,223	1,839	8,758	3,595
Total Operating Expenses	$137,852	$62,616	$207,197	$129,862

As previously discussed, the Company’s Paciência project was put on care and maintenance in May 2012. The care and maintenance charges include severance costs, labour and services on site and ongoing care and maintenance costs relating to the plant and mine. The majority of such costs were incurred when the project was first put on care and maintenance. As a result, the charges for Paciência decreased in Q4 2013 and FY 2013 compared to the same periods in 2012.

Stock-based compensation expense varies depending upon fluctuations in Jaguar’s share price, as well as the timing of the vesting of Jaguar’s stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), and share appreciation rights (“SARs”). The stock-based compensation expense for Q4 2013 includes expenses of $44,000 for stock options, and recoveries of $30,000 for DSUs and $4,000 for RSUs.

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Restructuring fees include expenses to implement the operational turnaround plan and the fees related to the recapitalization and financing transaction under the CCAA Plan, mainly specific legal fees and consulting expenses.

Administration expenses include legal and accounting costs, costs to maintain offices and personnel, costs associated with being a publicly-traded company. Administration expenses decreased for FY 2013 compared to the same period in 2012 mainly due to the implementation of company-wide cost reduction initiatives.

During Q4 2013 the Company recorded impairment of properties in the amount of $98.7 million, compared to $55.3 million during Q4 2012. For FY 2013 impairment charges totaled $145.5 million compared to $103.0 million for FY 2012. The Company assesses at the end of each reporting period whether there is any indication, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired. Impairment testing is performed using life of mine after-tax cash flow projections. During Q2 and Q4 2013, the Company performed an impairment test updating its life of mine after-tax cash flow projections for updated reasonable estimates of future gold price, production based on current estimates of recoverable mineral reserves and mineral resources, recent operating and exploration results, exploration potential, future operating costs, capital expenditures, inflation and long-term foreign exchange rates. The Company examined future cash flows, the intrinsic value beyond proven and probable mineral reserves, value of land holdings, as well as other factors, which are determinants of commercial viability of each mining property in its portfolio, and concluded that a total of $98.7 million and $145.5 million of charges should be recognized for Q4 2013 and FY 2013 respectively. The valuation of impairment is based on current forecasts for long-term metal prices which have been influenced by the recent decline in spot prices over the last nine months of 2013. These metal price assumptions are then held constant over mine lives which in some cases are in excess of fourteen years. The fair values in the impairment assessment in Q4 2013 were calculated assuming long-term prices of $1,300 per ounce. The Company will continue to monitor the valuation of its assets and the impact of changes in economic assumptions and mine plans on these valuations. Higher prices in the future could result in greater volatility in earnings, as the Company reassesses the fair value of its mineral properties and could potentially reverse a portion or all of the impairment charges taken.

The Company recorded a provision against its recoverable taxes given limited methods available to recover such taxes and the length of time it will take to recover such taxes. The provision reduces the net carrying value of value added taxes and other to their estimated present value based on the manner and timing of expected recovery, discounted at a rate of 9.9%.

Other operating expenses increased for Q4 2013 compared to the same quarter in 2012. For FY 2013, other operating expenses increased by $5.2 million, from $3.6 million for FY 2012 to $8.8 million during the same period in 2013, mainly due to an increase in provisions for outstanding lawsuits in Brazil. The Company had approximately 395 labour claims outstanding as at December 31, 2013 which are being disputed through various court actions. In the normal course of operations, the Company may be subject to lawsuits and other claims, including environmental, labour and other matters. The ultimate outcome or actual cost of settlement may vary significantly from management estimates.

Related-Party Transactions

The Company incurred consulting expenses from Hermann Consulting Inc. (“Hermann”), a company owned by Fred Hermann, a director of Jaguar. Fees paid to Hermann are recorded at the exchange amount, being the amount agreed to by the parties and are included in administration expenses in the statements of operations and comprehensive loss. Fees paid total $397,000 for the year ended December 31, 2013.

The Company also incurred legal fees from Azevedo Sette Advogados (“ASA”) where Luis Miraglia, a director of Jaguar, is a partner. Fees paid to ASA are recorded at the exchange amount, being the amount agreed to by the parties and are included in administration expenses in the statements of operations and comprehensive loss. Fees paid total $149,000 for the year ended December 31, 2013.

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Other Expenses

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in 000s)	2013	2012	2013	2012

Gain on derivatives	$(8)	$(591)	$(543)	$(720)
Gain on conversion option embedded in convertible debt	(81)	(8,462)	(4,458)	(75,473)
Foreign exchange loss	1,120	637	4,137	5,882
Accretion expense (recovery)	(1,939)	1,925	(604)	3,585
Interest expense	29,966	7,134	54,851	28,511
Interest income	(92)	(130)	(744)	(3,168)
Loss on disposition of property	988	2,976	4,108	2,805
Other non-operating expenses (recoveries)	(1,006)	(1,811)	(1,502)	1,164
Total Other Expenses	$28,948	$1,678	$55,245	$(37,414)

The conversion option component embedded in the Notes is treated as a derivative liability and recorded at fair value using the Crank-Nicolson valuation model. The valuation model requires inputs, such as the Company’s common share price, volatility and credit spread. The change in fair value is a non-cash item which is recorded in the statement of operations and comprehensive loss. For the periods analyzed, the Company recognized a gain mainly due to the decline in the Company’s share price.

During Q4 2013, the US$ strengthened against the R$. The average exchange rate moved from 2.06 R$/US$ at December 31, 2012 to 2.27 R$/US$ at December 31, 2013, resulting in a foreign exchange loss of recoverable taxes which is offset by the foreign exchange gain on accounts payable, reclamation provisions and deferred tax liabilities.

The increase in interest expense for Q4 2013 and FY 2013 compared to the same periods in 2012 is related to the Renvest Credit Facility (as defined below), which the Company entered into in 2013 and the recognition of remaining discounts and transaction costs on the issuance of the Convertible Notes and the Renvest Credit Facility, that was necessitated by the existence of an event of default under the related debt agreements.

Interest income was earned on deposits held in banks in Canada, the United States and Brazil. For Q4 2013 and FY 2013, interest income decreased compared to the same periods last year due to lower cash and cash equivalent balances in the periods.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

The Company’s financial statements were prepared on a going concern basis (see Note 2 to the Annual Audited Financial Statements), which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s $165.0 million 4.5% Senior Unsecured Convertible notes, $103.5 million 5.5% Senior Unsecured Convertible Notes, and $30.0 million standby credit facility with Renvest Mercantile Bancorp Inc. are all in default and, as such, have been classified as current liabilities. Primarily as a result of these events, the Company had a working capital deficiency of $316.5 million as at December 31, 2013.

The Company will need to refinance/restructure its current debt and obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures. There is no assurance that the Company’s financing initiatives, which include the Company’s ability to restructure the Notes will be successful or sufficient.

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The Company continues to actively and closely monitor its cash position and manage its working capital. Notwithstanding the modest recovery in gold prices subsequent to December 31, 2013, the Company is continuing to re-examine all sources and uses of cash with a view to reducing and deferring net cash outlays while maintaining the operational restructuring and turnaround efforts.

Cash Flow Highlights

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in 000s)	2013	2012	2013	2012

Operating activities	$(3,199)	$5,380	$12,813	$(2,789)
Financing activities	(968)	(5,660)	5,979	(13,306)
Investing activities	(4,652)	(6,400)	(23,211)	(51,261)
Effect of foreign exchange on non-US$ denominated cash and cash equivalents gain	(365)	545	(422)	6,737
Decrease in cash for the period	(9,184)	(6,135)	(4,841)	(60,619)
Beginning cash balance	18,199	19,991	13,856	74,475
Ending cash balance(1)	$9,015	$13,856	$9,015	$13,856

(1) Cash balance excludes $109,000 of restricted cash on December 31, 2013 (2012 - $609,000)

Cash flow from operating activities consumed $3.2 million of cash during Q4 2013, compared to $5.4 million generated during Q4 2012. The decrease of $8.6 million is mainly related to the reduction of the gold price, despite the efforts to reduce costs and expenses. During FY 2013, cash flow from operating activities generated $12.8 million compared to $2.9 million consumed during the same period in 2012.

Cash flow from financing activities consumed $968,000 of cash during Q4 2013, compared to $5.7 million consumed during Q4 2012, mainly due to renewal of the maturity dates for certain loans outstanding in Brazil. During FY 2013, cash flow from financing activities generated $6.0 million compared to $13.3 million consumed during the same period in 2012. The difference of $19.3 million is mainly related to the draw-down of the $30.0 million standby credit facility with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the “Renvest Credit Facility”).

Investing activities consumed $4.7 million of cash during Q4 2013 compared to $6.4 million for Q4 2012. For FY 2013, investing activities consumed $23.2 million compared to $51.3 million during FY 2012. The reduction is part of the Company´s plan to defer some capital expenditures to 2014 in order to preserve cash.

Capital expenditures were primarily used for underground development, equipment improvement and replacement throughout the Company’s operations in Minas Gerais. The table below summarizes the actual capital spending by site and by category:

($ in 000s)	Three months ended December 31, 2013	Twelve months ended December 31, 2013

Turmalina	$2,351	$10,608
Caeté	1,824	11,949
Gurupi Project	496	807
Other spending	95	481
Total capital spending	$4,766	$23,845

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($ in 000s)	Three months ended December 31, 2013	Twelve months ended December 31, 2013

Mine development	$2,475	$14,053
Sustaining (equipment and services)	812	3,775
Sustaining (engineering)	617	3,008
Exploration	309	2,104
Other	553	905
Total capital spending	$4,766	$23,845
Amount paid in cash	$4,766	$23,845

Contractual Obligations

The Company’s contractual obligations as at December 31, 2013 are summarized as follows:

As at December 31, 2013	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total

Financial Liabilities
Notes payable (1)
Principal	$316,426	$6,946	$—	$—	$323,372
Interest	19,839	8,565	—	—	28,404
	$336,265	$15,511	$—	$—	$351,776
Other Commitments
Operating lease agreements	$172	$—	$—	$—	$172
Suppliers' agreements
Mine operations(2)	1,215	—	—	—	1,215
Reclamation provisions(3)	859	5,378	1,728	13,322	21,287
	$2,246	$5,378	$1,728	$13,322	$22,674
Total	$338,511	$20,889	$1,728	$13,322	$374,450

(1)	The contractual maturity of the principal portion of the notes payable takes into consideration events of default that have occurred under the relevant debt agreements. Interest amounts are based on contractual terms assuming the principal remains outstanding for its original term.

(2)	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
(3)	Reclamation provisions are not adjusted for inflation and are not discounted.

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Balance Sheet Highlights

($ in 000s)	December 31, 2013	December 31, 2012

Current assets	$44,635	$60,310
Long-term assets	250,153	443,565
Total assets	$294,788	$503,875

Current liabilities	$361,180	$81,629
Long-term liabilities	27,167	268,443
Total liabilities	$388,347	$350,072

The consolidated financial statements have been prepared on a going concern basis (see Note 2 to the December 31, 2013 and 2012 Annual Audited Consolidated Financial Statements).

Working capital decreased $295.2 million from negative $21.3 million at December 31, 2012 to negative $316.5 million at December 31, 2013. The decrease in the working capital is largely related to the Renvest Credit Facility, the 4.5% and 5.5% Convertible Notes, becoming classified as current liabilities, as a result of events of default under the relevant debt agreements that occurred in December 2013. During FY 2013, the Company also invested $22.3 million for capital expenditures using short-term resources which further reduced working capital (see “Total Capital Spending”).

Risk Management Policies – Hedging

During 2013, the Company had no outstanding forward foreign exchange contracts, however during 2013, the Company entered into gold forward contracts. As at December 31, 2013, the Company had the following outstanding contracts:

Settlement date	Ounces hedged	US$ per ounce
March 31, 2014	589	$1,342
March 31, 2014	2,000	1,346
March 31, 2014	1,000	1,348
Total	3,589	$1,346

The statements of operations and comprehensive loss include the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in 000s)	2013	2012	2013	2012

Unrealized (gain) loss	$—	$47	$—	$(43)
Realized (gain)	(7)	(638)	(543)	(677)
Total	$(7)	$(591)	$(543)	$(720)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits. The Company closely monitors exchange rates and, as deemed appropriate by management, may enter into forward currency contracts (to the extent that credit facilities are available) with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship.

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The Company entered into gold forward contracts to hedge against the risk of declining gold prices for a portion of its forecasted gold sales. These contracts are also financial instruments and are used for risk management purposes and not for generating trading profits. The Company closely monitors the changes in the gold price and, as deemed appropriate by management, may enter into gold forward contracts with the aim of minimizing the impact of adverse changes to the price of gold.

The Company is exposed to credit-related losses in the event of non-performance by its financial counterparties to the derivative financial instruments, but does not expect these counterparties to fail to meet their obligations.

Hedge accounting is applied to cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS39”). The effective portion of any gain or loss on the hedging instrument is recognized in other comprehensive Income (“OCI”) and the ineffective portion is reported as an unrealized gain (loss) on derivatives contracts in the statement of operations and comprehensive loss.

Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price. Unrealized gains and losses on forward foreign exchange contracts are primarily a result of the difference between the forward currency contract price and the spot price of the Brazilian reais.

Recoverable Taxes

The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various structures. The Company is currently working on several initiatives to obtain an exemption for taxes in certain transactions and to accelerate the process of recovering existing credits. The Company recorded a provision in the amount of $26.7 million against its recoverable taxes given limited methods available to recover such taxes and the length of time it will take to recover such taxes. The provision reduces the net carrying value of value added taxes and other to their estimated present value based on the manner and timing of expected recovery, discounted at a rate of 9.9%. As at December 31, 2013, total recoverable taxes denominated in Brazilian reais, net of related provisions, amounted to R$68.4 million, equivalent to approximately $29.2 million (2012 - R$129.7 million, equivalent to approximately $63.5 million).

During FY 2013, the Company sold ICMS credits to other taxpayers totaling $5.5 million ($5.2 million FY 2012) , using a discount rate of approximately 15%, and used $3.4 million of recoverable federal tax credits to offset taxes payable, mainly related to payroll taxes.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax recovery of $1.8 million for Q4 2013, compared to an income tax recovery of $5.6 million for Q4 2012. The income tax provision reflects a current income tax recovery of $2.7 million and a deferred income tax expense of $985,000. This compares to a current income tax recovery of $1.4 million and a deferred income tax recovery of $4.2 million for Q4 2012. The income tax recovery of $1.8 million for Q4 2013 primarily relates to the reversal of certain prior year tax provisions offset by the deferred tax impact of the strengthening US$ during the quarter and withholding taxes on the inter-company debt interest. The consolidated balance sheet reflects a current tax liability of $11.6 million as at December 31, 2013 and $15.5 million as at December 31, 2012; and a deferred income tax liability of $6.4 million as at December 31, 2013 and $6.6 million as at December 31, 2012.

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The income tax provision is subject to a number of factors, including the allocation of income between different countries, different tax rates in various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

The Company has approximately $96.1 million of tax loss carryforward available in Canada and $102.6 million in Brazil, which can be carried forward indefinitely. In Brazil only 30% of taxable income can be offset by such loss carryforwards in any given tax year period.

OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Note Regarding Forward-Looking Statements on page 33 of this MD&A.

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. A Company-wide effort has been made to reduce operating costs and capital costs to counteract current market conditions while focusing on maintaining current productivity levels to meet budget guidance for 2014.

The Company expects 2014 gold production in the range of 90,000 to 100,000 ounces assuming that the Company can refinance/restructure its current debt and obtain additional financing in order to meet its short-term operating cash requirements, debt payments and sustaining capital expenditures in a timely manner.

OPERATIONAL RESTRUCTURING AND TURNAROUND PLAN

On May 8, 2012, Jaguar announced the implementation of a comprehensive operational restructuring and turnaround plan to improve costs and efficiency at its operations in the state of Minas Gerais, Brazil. The plan incorporates objectives and initiatives identified by Jaguar’s management and a number of expert industry consultants who have been retained to assist with operational and cost improvements.

Results from the cost reduction initiatives were favorable during the fourth quarter of 2013. Consolidated cash operating cost per ounce declined by 3% from Q4 2012 to Q4 2013. Cash operating cost per ounce at Turmalina declined by 22% from Q4 2012 to Q4 2013.

Key activities aimed towards further cost reductions and production efficiencies include continued focus on safety, further optimization of the workforce and manpower levels, and continued emphasis on advanced development and definition drilling. A general Human Resources/Community Social Responsibility review has been initiated by the Company. A new head of Human Resources was recruited in June 2013. The general manager of Turmalina was promoted to general manager of the Turmalina and Caeté sites. Annual negotiations with the labour unions for 2013 are complete. Current activities at each of the mining complexes demonstrate that the operations are on their way to meeting cost and production targets. The Company believes the successful implementation of these programs will enable it to further reduce cash operating cost per ounce.

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In light of the ongoing gold price volatility, management has revised its internal “total cost per ounce produced” targets more than once in 2013 and continues to seek cost savings opportunities. A scarcity of available funds has hampered management’s progress towards additional savings.

Work programs carried out during the quarter ended December 31, 2013 include the following:

Health and Safety

•	Major progress was made in promoting working in a safe manner and changing corporate culture in Brazil to a “safety first” mentality. Lost time incidents (“LTI”) decreased 27% from 15 for FY 2012 to 11 for FY 2013.

•	More significantly, the severity rate (which represents days missed per LTI) decreased 88% from 1,944 during FY 2012 to 243 during FY 2013.

•	The myriad of safety activities included:

-	The development of a corporate safety plan which was created, discussed and approved by senior management, site managers, the health and safety department, human resources and corporate communications. This effort represents the first time the safety program was developed with and agreed on by the people most responsible for implementation. This is a significant change which will enhance the probability of success as it is driven primarily by the users;

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-	A safety campaign which released the new “Jaguar Golden Rules” program in which each rule will be presented, explained and clarified with details noted as to consequences of not complying with the “rules”;

-	MTL’s “Safety Journey”, promoting over 2 hours of meeting with all underground workers, including all managers and supervisors. During the meetings, the employees, especially managers and supervisors, gave their testimonials about safety, with past experiences to personalize the importance of following procedures and acting safely;
-	Ongoing training programs which include:

•	Scaling update training – a workshop related to scaling will be conducted to all underground workers at all sites and shifts in May 2014; and

•	Educating employees about the importance of personal protective equipment, accident prevention, safe behavior and disclosing best practices of safety through Jaguar’s newspaper “Jaguar em Foco”.

-	On every site visit by senior management, the first topic of discussion has been safety and how important it is. Slowly over the course of FY 2013, site personnel became aware that this really is a core value to the new management team and not just a motherhood statement.

Human Resources

•	Headcount is stable, maintaining the necessary operations personnel, with the trend noted in the graph presented below:

•	Considerable progress was made in remediating the 47 labour law deviations (see “Legacy Issues – Labour practices”);

•	A safety bonus was instituted;

•	The Company negotiated a court agreement with respect to the legal requirement to hire handicap employees;

•	Key policies and procedures were created and implemented, including: danger pay, movement of employees, equal salaries for equal work, substitution practices, overtime, dismissal, and internal hiring;

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•	The first two modules of a companywide training program were developed. Module one addresses leadership, attendance management, and supervision. Module two addresses compliance with safety, technical, environmental, operational, labour law, and company policies. This program will be initiated in 2014.

Turmalina and Caeté Plants

•	At the Turmalina and Caeté operations there are continued successful efforts on cost control and improving productivity. The latest change made in operations was the appointment of a general manager of operations responsible for overseeing the Turmalina and Caeté units. This was an internal promotion to reinforce the Company policy of promoting from within and to address current cost cutting measures that the Company is currently undertaking.

•	There are continued efforts in the implementation of a revised purchasing system led by a new purchasing manager, aiming at acquisition cost, inventory level reductions and consumption controls.

•	Change in mining methods:

Historically, access to the Company’s ore bodies has been through 5 meter by 5 meter decline ramps, haulages, crosscuts and stope development headings to accommodate 30-tonne conventional and articulated dump trucks and matching loading equipment in the stoping horizon using a modified bench cut and fill mining technique. In some places, these excavations have been prone to ground control issues, which tend to compromise excavation integrity and lead to increased safety risks and the production of excessive quantities of development waste.

As a result of the evaluation of ground stability and control by external consultants, a comprehensive plan has been implemented based on determination of operational adjustments required to optimize excavation stability and support. This program is a work in progress with the Company incorporating a new application of friction bolt to eliminate the use of split sets in the stopes being mined. Testing, implementation, as well as an application program from suppliers have resulted in a decision to move to Swellex type bolts in stope areas, with conventional resin grouted rebar support along with cement grouted cables in permanent access areas such as ramps and crosscuts. This decision was made after a detailed analysis of root causes of ground control issues.

Past investigation which delineated factors that determine excavation stability were identified in extensive discussions with mine and technical services staff, including the sensitivity of potentially weak planes to bending deflection, failure mechanisms in drifts and stopes, integration of rock reinforcement and surface support in drifts and stopes, effective installation of support, excavation size, shape and orientation, drilling accuracy and blasting control.

Practical ground stability and control objectives were defined which included stopping undue ground displacement in good time, accurately delineating objective ore zones, using properly scaled equipment, drilling accurately and controlling blasting to avoid over-break and breaching of walls, identifying and deploying the appropriate equipment to ensure effective installation of support and installing all elements of support in a timely and efficient manner.

At the end of Q4 2013, the Company continued to investigate optimum excavation size to keep dilution to a minimum in order to minimize costs and maximize ounces generated. Work programs continue to change operations parameters, the size and dimension of the excavations on ore, designed in a manner that does not compromise the hanging wall and footwall contacts. The objective is to reduce dilution by a minimum of 25%. Additional benefits are also expected including, but not limited to, ground control accessories reduction (due to smaller profile of drifting), improved geological control, reduced ventilation costs, reduced development costs, reduced equipment costs, improved efficiencies in mining cycles, improved safety of operations (due to new equipment and operational techniques) and reduced milling costs on a per ounce milled basis.

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With the change in operating philosophy, the size of excavations in ore will be reduced to approximately 3.0 meters by 3.5 meters and the new trapezoidal shape of the excavations should not compromise the existing hanging wall and footwall units. These efforts are well advanced in the Turmalina and Caeté operations.

Efforts continue at both sites on the reduction to smaller ore and waste development headings. Reductions continue in stope dimension, intense improvements in ground control and ground control methodologies. Implementation of the external consultant’s 2012 recommendations on ground control methodology has resulted in successful applications and completion of the first sublevel stope incorporating this technology. Noted observations in ground control improvement have been observed in all areas due to this ground support work.

The program has resulted in improvements to mine dilution. These changes are being implemented concurrently with continuing operations and are expected to reduce the cash operating cost per ounce and allow for more predictable production.

Paciência Plant

The Paciência complex continued on care and maintenance. Work was initiated on the evaluation of the Santa Isabel geology and the remaining accessible ore zones, the geological model was updated, and a review of the mill plant facility was undertaken along with the tailings disposal facility, all with the intent of a restart program. The Company continues to evaluate the potential of mining the accessible ore zones as well as the development and drilling programs to sustain the operation in the future. Due to low gold prices, efforts in 2013 have remained focused on Turmalina and Caeté.

CCAA Proceedings

Despite the cost reductions described above, Jaguar was not able to generate sufficient net revenues to optimally fund its operations, or generate sufficient net revenues to service its substantial debts going forward. As of December 31, 2013, the Company had outstanding funded debt obligations of approximately $323.0 million in principal value. Jaguar incurred interest payments of approximately $13.7 million in 2013. On November 1, 2013, Jaguar deferred payment of approximately $3.7 million of interest on the 4.5% Convertible Notes and the deferral eventually resulted in an event of default under the indenture governing such notes. Excluding the consideration of any events of default or acceleration obligations, Jaguar would be obligated to repay or refinance approximately $195 million in principal value of debt under the Renvest Credit Facility and the 4.5% Convertible Notes in the year ended December 31, 2014.

On December 23, 2013, the Company filed for protection under the CCAA. A full description of events that have occurred under the CCAA Proceedings is set out below under “Operational Restructuring and Turnaround Plan – CCAA Proceedings - CCAA Proceeding Events”.

The purpose of the CCAA Plan is to facilitate the continuation of the business of Jaguar as a going concern, address certain liabilities of the Company, and effect a recapitalization and financing transaction on an expedited basis to provide a stronger financial foundation for Jaguar going forward and additional liquidity to allow the Company to continue to work towards its operational and financial goals from and after its implementation in the expectation that all persons with an economic interest in Jaguar will derive a greater benefit from the implementation of the CCAA Plan than would otherwise result.

The CCAA Plan contemplates a series of steps leading to an overall capital reorganization of Jaguar. These steps include, among other things:

•	The common shares of the Company issued and outstanding immediately prior to the implementation of the CCAA Plan will be consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (the “Consolidation”). Any fractional common shares resulting from the Consolidation will be rounded down to the next whole share without any additional compensation therefor.

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•	The Noteholders and certain other Affected Unsecured Creditors (as defined in the CCAA Plan) of the Company with proven claims will receive their pro rata share of 14,000,000 common shares of the Company in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed the Support Agreement, or a consent agreement thereto, as of November 26, 2013 will receive their pro rata share of an additional 5,000,000 common shares of the Company in exchange for their Notes. Pursuant to the CCAA Plan, the Notes will be irrevocably and finally cancelled and all unsecured claims of affected unsecured creditors of the Company will be fully and finally released.

•	Noteholders who elected to participate in the Share Offering will purchase up to their pro rata share of 70,955,797 common shares of the Company (collectively, the “Offering Shares”) and such Noteholders will receive their pro rata share of 9,044,203 common shares of the Company (the “Accrued Interest Offering Shares”) in exchange for their Notes.

•	Noteholders who backstopped the Share Offering pursuant to the Backstop Agreement will purchase their pro rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering and receive their pro rata share of an additional 11,111,111 common shares of the Company in exchange for their Notes.

If implemented, the CCAA Plan would substantially improve the capital structure of Jaguar by reducing the amount of outstanding net debt by approximately $268.5 million (plus accrued interest) on a consolidated basis and providing up to $50.0 million of additional liquidity through the Share Offering.

CCAA Proceeding Events

On December 23, 2013, the Company filed for protection under the CCAA and an Initial Order, Claims Procedure Order and Meeting Order were granted by the Court.

Among other things, the Initial Order imposed a general stay of proceedings against Jaguar as well as a stay of proceedings against Jaguar’s subsidiaries with respect to any guarantee, contribution or indemnity obligation, liability or claim in respect of, or that relates to, any agreement involving the Company, or the obligations, liabilities and claims of, against or affecting the Company or its business. The period of the stay of proceedings has been extended on multiple occasions. As of the date of this MD&A, the stay of proceedings has been extended to April 7, 2014, and may be further extended by the Court.

The Claims Procedure Order provided for, among other things, the establishment of a claims procedure for the identification, quantification and determination of certain claims against the Company.

Pursuant to the Meeting Order, Jaguar was authorized to call a meeting (the “Meeting”) of Affected Unsecured Creditors (as defined in the CCAA Plan) to consider and, if deemed advisable, to pass a resolution approving the CCAA Plan. The Meeting was held on January 31, 2014 and the CCAA Plan was approved by 100% of the Affected Unsecured Creditors that voted, in person or by proxy, at the Meeting. Following the Meeting, Jaguar obtained an order from the Court on February 6, 2014 sanctioning the CCAA Plan.

The outside date for the implementation of the CCAA Plan and the outside date under each of the Support Agreement and the Backstop Agreement have been extended on multiple occasions. As of the date of this MD&A, the outside date has been extended to April 7, 2014, and may be further extended pursuant to the terms of each of the CCAA Plan, the Support Agreement and the Backstop Agreement.

As of the date of this MD&A, certain conditions precedent to implementation of the CCAA Plan have not been satisfied or waived and the CCAA Plan has not been implemented.

See also “Subsequent Events” on page 33 of this MD&A.

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LEGACY ISSUES

Labour Practices

Brazilian labour law is a complex system of regulations, one in which the Company has historically not been in full compliance. Current management has identified at least 47 labour law violations in the Company’s legacy human resource practices. As of December 31, 2013, there are 395 employee-initiated lawsuits against the Company, largely related to wages or accidents. During Q4 2013, 86 settlements were reached. Although the aggregate face amount of the legacy lawsuits approximates to $10.6 million, based on management's assessment of the likelihood of loss related to these lawsuits, the Company has recognized $4.6 million as the estimated liability in its financial statements as at December 31, 2013. In 2013, court and settlement costs have averaged $1.0 million per quarter. There can be no assurance that additional lawsuits will not be filed against the Company with respect to past practices.

Under Brazil’s labour legislation, the Company is required to hire a certain number of handicapped employees, which historically, the Company has also failed to do. Current management is working toward bringing its labour practices into full compliance with Brazilian legislation and the Company has negotiated certain court agreements with respect to same.

Union contracts, negotiated in 2013, are in substantial compliance with applicable laws. Of the 47 labour law violations identified, current management has made significant progress over 2013 in rectifying the deficiencies. As of December 31, 2013, 59% of the identified violations have been remedied, while 32% are in progress and the remaining 9% are pending action. The Company, working in conjunction with local authorities, is committed to meet the minimum employment level for handicapped persons over the next 4 years, and to modify the Company's premises to accommodate disabled workers. While it is a challenging and ongoing process, the Company will continue its effort until it achieves its goal of full compliance with the laws of Brazil.

Under Brazilian law there are regulations that set out the attributes of a contractor and that of an employee.  Due to the condition and the way the work is performed, the Brazilian legislation requires that the employer must directly hire the employee instead of hiring a contractor. In a number of legal cases, Jaguar has been found to have incorrectly hired contractors under a process known by the Brazilian expression “pejotização”. This procedure is no longer a practice at the Company.

Litigation with former Directors and Officers

On July 30, 2013, Daniel R. Titcomb (“Titcomb”), the Company’s former President and Chief Executive Officer, and a group of former officers, a former Director and Brazilian Resources, Inc. (“BZI”), a former related party of the Company, filed a complaint (the “Complaint”) in New Hampshire against the Company and selected current and former directors (the “Named Directors”) of the Company.  The Company moved the Complaint to the federal court where it is pending as Civil Action Number: 1:13-cv-00428-JL.

Among other items, the Complaint alleges wrongful termination of Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding a possible change of control of Jaguar which ended May 8, 2012.

Effective September 19, 2013, Jaguar’s Board of Directors formed a Special Committee to oversee, review and evaluate various legacy issues, including the Complaint, and to make recommendations to the Board thereon.  The Special Committee is chaired by Derrick Weyrauch and is comprised of Mr. Weyrauch, Edward Reeser and George Bee, all being independent of the Complaint and independent members of Jaguar’s Board of Directors.

On November 1, 2013, the Company and the Named Directors of the Company filed Defendants’ Answer, Affirmative Defenses and Counterclaims (the “Defense”). The Defense denies the allegations in the Complaint and sets out counterclaims against Titcomb for breach of contract, and against Titcomb and the Company’s former Corporate Secretary and General Counsel, Robert Lloyd, for breach of fiduciary duty and fraud.  Jaguar and its Board of Directors believe the Complaint to be without merit and are taking any steps necessary to protect their interests.

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On November 21, 2013, the Company and the Named Directors filed motions to dismiss various aspects of the Complaint on a number of grounds (the “Motions to Dismiss”).

On December 27, 2013, the plaintiffs in the Complaint filed a motion to (i) stay the Complaint until the Ontario Superior Court of Justice (Commercial List) lifts the stay in the CCAA proceeding or the CCAA Proceeding is concluded; and (ii) stay and suspend the deadline for the plaintiffs in the Complaint to respond to the Motions to Dismiss.  The Company and the Named Directors did not object to this motion.  An order granting the requested stay was issued by the U.S. District Court for the District of New Hampshire on December 30, 2013.

On February 5, 2014, the Company entered into an agreement with the plaintiffs in the Complaint providing, among other things, that upon implementation of the CCAA Plan the plaintiffs in the Complaint shall have no right to, and shall not, make any claim or seek any recoveries under the Complaint, other than enforcing such plaintiff’s rights, if any, to be paid from the proceeds of an enumerated company or director and officer insurance policy by the applicable insurers.  The Company agreed that, upon implementation of the CCAA Plan and if requested by the plaintiffs in the Complaint, it would withdraw its counterclaims against the plaintiffs in the Complaint.

MSOL vs. Brazilian Resources, Inc.

BZI failed to pay to the Company on December 31, 2012 and December 31, 2013, an amount of $197,872 for each year, totaling the amount of $395,744 by way of a note payable. The Company is pursuing redress through court action in Brazil and currently has a lien on real estate in Concord, New Hampshire to ensure the protection of its interests against BZI.

BZI also has yet to pay R$387,839 (approximately $166,000) in respect of a Brazilian labour court settlement. By way of background, in 2008, a Brazilian labour claim settlement for R$378,158 was awarded against a BZI subsidiary in Brazil known as BW Mineração Ltda. (“BZI BW”). As BZI BW failed to pay the court ordered claim and the Brazilian labour court considered MSOL, MTL and BZI BW, to be an economic group, and MSOL and MTL had funds taken directly from their Brazilian bank accounts by the court to settle the R$378,158 claim on BZI BW’s behalf. BZI subsequently agreed to repay the amount awarded by the court to MSOL and MTL. The BZI liability is denominated in Brazilian reais in the amount of R$387,839, and bears interest at U.S. LIBOR payable quarterly. No payment of interest, accrued interest or principal has been made to date, nor has BZI confirmed a date when it intends to pay its debt outstanding. The Company is pursuing court action in the Merrimack Superior Court of New Hampshire, USA, to obtain repayment in full.

Environmental Issues

All phases of the Company’s operations are subject to environmental regulation in Brazil. The Company has not been in full compliance with all environmental laws and regulations or held, or been in full compliance with, all required environmental and health and safety permits at all times. The Company is currently subject to a number of reclamation and remediation liabilities and may have civil or criminal fines or penalties imposed for alleged violations of applicable laws or regulations in Brazil. The Company has implemented and prioritized control structures and monitoring programs to address each environmental non-compliance, and a reclamation plan for each of its mining/project sites is being prepared.

RISKS AND UNCERTAINTIES

The business of Jaguar involves significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are related to the mining industry in general while others are specific to Jaguar. The Company’s exposure to risks and other uncertainties are particularly described in the Company’s Annual Information Form for the period ended December 31, 2013. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

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MINERAL RESOURCES AND RESERVES

The technical and scientific information in this MD&A related to the Company’s projects has been prepared, supervised, and approved by Wilson Miola, our Director of Engineering, and a qualified person pursuant to NI 43-101.

In March 2014, the Company completed an internal reconciliation of its Mineral Resources and Reserves. Wilson Miola, Jaguar’s Director of Engineering and Qualified Person, prepared and supervised the internal reconciliation. The tables below set forth Mineral Resource and Reserve estimates for the Turmalina, Caeté and Paciência properties and the Gurupi Project as of December 31, 2013.

At its operations in Minas Gerais in the southeast of Brazil, the Company has an estimated 2.87 million ounces of gold contained in 24.97 million tonnes of Measured and Indicated Mineral Resources at an average grade of 3.58 grams of gold per tonne, and 1.19 million ounces of gold contained in 13.02 million tonnes of Inferred Mineral Resources at an average grade of 2.84 grams of gold per tonne. Estimated Proven and Probable Mineral Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, totaled 0.44 million ounces of gold contained in 5.55 million tonnes of ore at an average grade of 2.46 grams per tonne.

At its Gurupi Project in the northeast of Brazil, Jaguar has an estimated 3.52 million ounces of Measured and Indicated Mineral Resources contained in 142.64 million tonnes of material at an average grade of 0.77 grams of gold per tonne, and 0.17 million ounces of Inferred Mineral Resources contained in 7.72 million tonnes of material at an average grade of 0.67 grams of gold per tonne. Estimated Probable Mineral Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 2.33 million ounces of gold contained in 63.76 million tonnes of material at an average grade of 1.14 grams per tonne. These Probable Reserves are as of the Feasibility Study of 2011 and do not contemplate the increase in Mineral Resources of the 2012 Mineral Resource base.

In total, Jaguar has an estimated 6.39 million ounces of gold contained in 167.61 million tonnes of Measured and Indicated Mineral Resources at an average grade of 1.19 grams of gold per tonne, and 1.35 million ounces of gold contained in 20.74 million tonnes of Inferred Mineral Resources at an average grade of 2.03 grams of gold per tonne. Estimated Proven and Probable Mineral Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 2.77 million ounces of gold contained in 69.31 million tonnes of ore at an average grade of 1.24 grams per tonne.

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Table 1 - Summary of Mineral Resources December 31, 2013

	RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								RESOURCES (ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Southeastern Brazil
Paciência
Santa Isabel/Córreo Grande /Marzagão	270,120	2.99	616,450	1.93	886,570	2.25	1,231,450	1.73	64,120	68,530
Other(1)	1,388,880	2.60	1,563,200	3.30	2,952,080	2.97	645,300	4.81	281,800	99,730
Other(2)	382,290	5.02	916,300	4.18	1,298,590	4.43	303,000	3.48	184,910	33,920
Total	2,041,290	3.10	3,095,950	3.29	5,137,240	3.21	2,179,750	2.89	530,830	202,180
Caeté Project
Pilar	869,120	3.56	2,323,790	2.45	3,192,910	2.75	4,293,130	2.03	282,150	279,780
Roça Grande(3)	3,755,690	2.96	4,800,910	3.71	8,556,600	3.38	2,347,260	3.18	930,590	239,970
Other(4)	529,000	5.48	530,000	5.83	1,059,000	5.66	330,000	6.04	192,630	64,070
Other(5)	190,000	7.19	886,800	4.05	1,076,800	4.60	672,600	4.26	159,240	92,050
Total	5,343,810	3.46	8,541,500	3.54	13,885,310	3.50	7,642,990	2.75	1,564,610	675,870
Turmalina(6)
Faina	60,550	7.67	3,206,230	4.13	3,266,780	4.19	1,190,920	3.57	440,190	136,870
Pontal	119,600	2.81	949,900	3.32	1,069,500	3.27	142,400	2.77	112,280	12,660
Ore Body A	417,830	8.50	165,770	5.90	583,600	7.76	222,430	4.29	145,690	30,670
Ore Body B	57,030	2.68	215,080	2.45	272,110	2.50	530,190	2.39	21,850	40,750
Ore Body C	149,740	2.38	606,910	2.36	756,650	2.37	1,115,370	2.46	57,570	88,300
Total	804,750	6.04	5,143,890	3.76	5,948,640	4.07	3,201,310	3.00	777,580	309,250
Total Southeastern Brazil	8,189,850	3.62	16,781,340	3.56	24,971,190	3.58	13,024,050	2.84	2,873,020	1,187,300
Northeastern Brazil
Gurupi(7)
Cipoeiro	25,734,250	0.78	58,494,460	0.87	84,228,710	0.84	7,041,480	0.67	2,272,980	151,930
Chega Tudo	20,923,100	0.66	37,484,470	0.67	58,407,570	0.66	677,810	0.62	1,246,430	13,410
Total Northeastern Brazil	46,657,350	0.72	95,978,930	0.79	142,636,280	0.77	7,719,290	0.67	3,519,410	165,340
TOTAL MINERAL RESOURCES	54,847,200	1.15	112,760,270	1.20	167,607,470	1.19	20,743,340	2.03	6,392,430	1,352,640

Notes to Table 1

Mineral Resources listed include Mineral Reserves, and are stated as of December 31, 2013. Some columns and rows may not total due to rounding. This table differs from those in the AIF 2012 and MD&A reports for Q1, Q2, and Q3 2013 by the discount of resources and reserves mined out in Caeté and Turmalina in 2013, and by revisions of geological models, block models, resources and reserves estimates on all ore bodies being mined in Turmalina, Caeté and those mined until 2012 in Paciência.

(1)	Geological and block models revised in 2013 and discounted for the ore mined out in 2013.
(2)	Rio de Peixe, Bahú, and Marzagão discounted for the ore mined out until December 31, 2013.
(3)	Geological and block models revised in 2013 and discounted for the ore mined out in 2013 for RG1 and RG7. RG2, RG3, and RG6 remain as of TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR in December 23, 2004 discounted for the mined out ore until December 31, 2013.
(4)	Palmital, Ouro Fino, Quati, BIF Norte, and Bocaina discounted for the ore mined out until December 31, 2012.
(5)	TechnoMine NI 43-101 Multi-Target Resource Estimate Technical Report filed on SEDAR in June 21, 2011 discounted for the ore mined out until December 31, 2013.
(6)	Turmalina Resources and Reserves geological and block models were revised in 2013 and discounted the ore mined out in 2013. Faina and Pontal as well as other deposits remain as per TechnoMine NI 43-101 Technical Report on the Turmalina Gold Mining Complex filed on SEDAR on November 9, 2011 discounted for the ore mined out until December 31, 2013.
(7)	Gurupi Resources disclosed on Leah Mach (SRK) Resource Statement on the Gurupi Project filed on SEDAR in July, 2012. Reserves as per Technomine Feasibility Study Technical Report filed on SEDAR in March 2011.

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Table 2 - Summary of Diluted Mineral Reserves in December 31, 2013

	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Southeastern Brazil
Paciência
CPA(1)	107,450	2.26	215,850	1.65	323,300	1.85	19,240
Caeté Project
Pilar	1,001,050	2.84	2,433,840	2.08	3,434,890	2.30	253,960
Roça Grande(2)	142,200	2.14	181,030	2.10	323,230	2.12	22,020
Total	1,143,250	2.75	2,614,870	2.08	3,758,120	2.28	275,980
Turmalina(3)
Ore Body A	300,840	6.24	162,980	4.35	463,820	5.58	83,140
Ore Body B	59,630	2.12	231,600	1.90	291,230	1.95	18,250
Ore Body C	129,800	1.90	586,950	1.87	716,750	1.87	43,150
Total	490,270	4.59	981,530	2.29	1,471,800	3.05	144,540
Total Southeastern Brazil	1,740,970	3.24	3,812,250	2.11	5,553,220	2.46	439,760

Northeastern Brazil
Gurupi Project(4)
Cipoeiro	-	-	45,043,500	1.20	45,043,500	1.20	1,734,860
Chega Tudo	-	-	18,713,200	0.99	18,713,200	0.99	593,070
Total Northeastern Brazil	-	-	63,756,700	1.14	63,756,700	1.14	2,327,930
TOTAL MINERAL RESERVES	1,740,970	3.24	67,568,950	1.19	69,309,920	1.24	2,767,690

Notes to Table 2

Mineral Resources listed include Mineral Reserves, and are stated as of December 31, 2013. Some columns and rows may not total due to rounding. This table differs from those in the AIF 2012 and MD&A reports for Q1, Q2 and Q3 2013 by the discount of resources and reserves mined out in Caeté and Turmalina in 2013, and by revisions of geological models, block models, resources and reserves estimates on all ore bodies being mined in Turmalina, Caeté and those mined until 2012 in Paciência. These reserves are diluted by external dilution.

Geological and block models were revised in 2013 and discounted for the ore mined out in 2013

(1)	Rio de Peixe, Bahú, and Marzagão discounted for the ore mined out until December 31, 2013.
(2)	Roça Grande 1 and 7 Resources and Reserves geological and blo––ck models revised in 2013 and discounted the ore mined out in 2013. Roça Grande 02, 03 and 06 are not included
(3)	Turmalina Resources and Reserves geological and block models revised in 2013 and discounted the ore mined out in 2013.
(4)	Gurupi Reserves as per Technomine Feasibility Study Technical Report filed on SEDAR in March 2011.

Although Jaguar has carefully prepared and verified the Mineral Resource and Reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information and no assurance can be given that the indicated level of gold will be produced. Estimated mineral reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold as well as increased production costs or reduced recovery rates and other factors may render the present Proven and Probable Mineral Reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s 2013 Annual Information Form dated March 27, 2014 and available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

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NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures cash operating margin per ounce of gold produced, cash operating cost per tonne of ore processed, and cash operating cost per ounce of gold produced, and all-in costs per ounce of gold sold in this document. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions of these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012

Average sales price per ounce of gold	$1,263	$1,714	$1,414	$1,663
Less: Cash operating cost per ounce of gold produced	889	915	871	1,082
Cash operating margin per ounce of gold	$374	$799	$543	$581

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Summary of Cash Operating Cost per Tonne Processed:

	Three Months Ended December 31,		Twelve Months Ended December 31,
Consolidated	2013	2012	2013	2012

Production costs per statement of operations(1)	$19,537,000	$18,807,000	$81,550,000	$112,608,000
Change in inventory(2)	458,000	972,000	1,990,924	(2,299,000)
Operational cost of gold produced(3)	$19,995,000	$19,779,000	$83,540,924	$110,309,000
Tonnes processed (t)	258,000	285,000	1,092,000	$1,368,000
Cost per tonne processed	$77.50	$69.40	$76.50	$80.60

Turmalina Plant

Production costs	$8,587,000	$8,558,000	$35,968,000	$43,681,000
Change in inventory(2)	(19,200)	(175,400)	49,476	(1,325,000)
Operational cost of gold produced(3)	$8,567,800	$8,382,600	$36,017,476	$42,356,000
Tonnes processed (t)	114,000	113,000	468,000	541,000
Cost per tonne processed	$75.20	$74.20	$77.00	$78.30

Caeté Plant

Production costs	$10,950,000	$10,249,000	$45,582,000	$51,432,000
Change in inventory(2)	477,200	1,147,400	1,904,400	830,000
Operational cost of gold produced(3)	$11,427,200	$11,396,400	$47,486,400	$52,262,000
Tonnes processed (t)	144,000	172,000	624,000	657,000
Cost per tonne processed	$79.40	$66.30	$76.10	$79.50

Paciência Plant

Production costs	$-	$-	$-	$17,495,000
Change in inventory(2)	-	-	-	(1,804,000)
Operational cost of gold produced(3)	$-	$-	$-	$15,691,000
Tonnes processed (t)	-	-	-	170,000
Cost per tonne processed	$-	$-	$-	$92.30

(1)	Production costs do not include cost of goods sold recovery adjustment of approximately $2.7 million, royalty expenses of $463,000 and CFEM tax expenses of $284,000 for the three months ended December 31, 2013. The cost of goods sold adjustment includes an inventory write-down expense of $1.8 million and $109,000 of other adjustments for the three months ended December 31, 2013.

(2)	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

(3)	The basis for calculating cost per ounce produced includes the change to gold-in-process inventory, whereas the cost per tonne processed does not include the change to gold-in-process inventory.

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Summary of Cash Operating Cost per Ounce of Gold Produced:

	Three Months Ended December 31,		Twelve Months Ended December 31,
Consolidated	2013	2012	2013	2012

Production costs per statement of operations(1)	$19,537,000	$18,807,000	$81,550,000	$112,608,000
Change in inventory(2)	(18,205)	1,019,902	1,713,245	(1,405,549)
Operational cost of gold produced(3)	$19,518,795	$19,826,902	$83,263,245	$111,202,451
Gold produced (ounce)	21,956	21,676	95,595	102,823
Cost per ounce of gold produced	$889	$915	$871	$1,081

Turmalina Plant

Production costs	$8,587,000	$8,558,000	$35,968,000	$43,681,000
Change in inventory(2)	3,558	115,742	378,725	(732,600)
Operational cost of gold produced(3)	$8,590,558	$8,673,742	$36,346,725	$42,948,400
Gold produced (ounce)	10,451	8,206	43,425	37,840
Cost per ounce of gold produced	$822	$1,057	$837	$1,135

Caeté Plant

Production costs	$10,950,000	$10,249,000	$45,582,000	$51,432,000
Change in inventory(2)	(21,762)	904,160	1,318,830	1,482,190
Operational cost of gold produced(3)	$10,928,238	$11,153,160	$46,900,830	$52,914,190
Gold produced (ounce)	11,505	13,470	52,170	54,996
Cost per ounce of gold produced	$950	$828	$899	$962

Paciência Plant

Production costs	$-	$-	$-	$17,495,000
Change in inventory(2)	-	-	-	(2,155,139)
Operational cost of gold produced(3)	$-	$-	$-	$15,339,861
Gold produced (ounce)	-	-	-	9,987
Cost per ounce of gold produced	$-	$-	$-	$1,536

(1)	Production costs do not include cost of goods sold recovery adjustment of approximately $2.7 million, royalty expenses of $463,000 and CFEM tax expenses of $284,000 for the three months ended December 31, 2013. The cost of goods sold adjustment includes an inventory write-down expense of $1.8 million and $109,000 of other adjustments for the three months ended December 31, 2013.

(2)	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

(3)	The basis for calculating cost per ounce produced includes the change to gold-in-process inventory, whereas the cost per tonne processed does not include the change to gold-in-process inventory.
MD&Amp;A – For the year ended December 31, 2013	Jaguar Mining Inc. | 31

Summary of All-in Cost per Ounce of Gold Sold:

The all-in cost per ounce of gold sold was calculated in accordance with the guidance of The World Gold Council.

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012

Production cost per annual audited consolidated financial statements	$22,074	$20,019	$89,319	$127,851
Stock-based compensation (recoveries) - site-based	(1)	15	(15)	(429)
Adjusted Operating Costs	22,073	20,034	89,304	127,422

Corporate administration (*)	4,718	4,055	17,785	18,856
Stock-based compensation (recoveries) - corporate	10	4	356	(1,864)
Accretion expenses (operating sites)	253	297	1,036	1,304
Exploration (sustaining)	309	706	1,661	4,333
Capital expenditure (sustaining)	3,897	5,865	21,437	45,974
All-in Sustaining Costs	31,260	30,961	131,579	196,025

Accretion expenses (non-operating sites)	(2,192)	1,628	(1,639)	2,280
Exploration (green field)	183	(101)	944	700
Capital expenditure (non-sustaining)	496	517	729	6,683
Care and maintenance (non-operating sites)	588	1,224	2,529	4,350
All-in Costs	$30,335	$34,229	$134,142	$210,038

Ounces of gold sold	22,503	21,298	94,850	103,676

Adjusted operating Costs / Oz of Gold Sold	$981	$941	$942	$1,229
All-in Sustaining Costs / Oz of Gold Sold	$1,389	$1,454	$1,387	$1,891
All-in Costs / Oz of Gold Sold	$1,348	$1,607	$1,414	$2,026

(*)Excludes the restructuring expenses that occurred during the last quarter and the year ended December 31, 2013 (See “Operating expenses” under Review of financial results, on page 12).

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CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provisions, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in those estimates could materially impact the Company’s annual audited consolidated financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in Note 3 of the Company’s December 31, 2013 annual consolidated financial statements which are available on SEDAR and EDGAR.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (as such term is defined under rules adopted by the U.S. Securities Exchange Commission and National instrument 52-109 as issued by the Canadian Securities Administrator). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes during the quarter and year ended December 31, 2013 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENT

On January 14, 2014, the Company obtained an order from the Court extending the period of the stay of proceedings under the CCAA Plan until February 28, 2014. The period of the stay of proceedings has since been extended on multiple occasions. As of the date of this MD&A, the stay of proceedings has been extended to April 7, 2014, and may be further extended by the Court. Similarly, the outside date for the implementation of the CCAA Plan and the outside date under each of the Support Agreement and the Backstop Agreement have been extended on multiple occasions. As of the date of this MD&A, the outside date has been extended to April 7, 2014, and may be further extended pursuant to the terms of each of the CCAA Plan, the Support Agreement and the Backstop Agreement.

As of the date of this MD&A, certain conditions precedent to implementation of the CCAA Plan have not been satisfied or waived and the CCAA Plan has not been implemented.

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OUTSTANDING SHARE DATA

March 24,
2014

Issued and outstanding common shares	86,396,356
Stock options	1,604,028
Convertible notes	26,649,785
Total	114,650,169

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, Measured and Indicated Mineral Resources, Proven and Probable Mineral reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in mineral reserves. Forward-Looking Statements can be identified by the use of words such as, “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project delays and cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of civil insurrection, labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2013, filed on SEDAR and available at www.sedar.com. Further information about the Company is available on its corporate website at www.jaguarmining.com.

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CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED MINERAL RESOURCES

The disclosure in this MDA and documents incorporated by reference has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in this MDA have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators (“CSA”) that establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”), and mineral reserve and mineral resource information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Information Form uses the terms “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “Mineral Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. U.S. investors are cautioned not to assume that any part of the “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into a “Mineral Reserve.” U.S. investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “Inferred Mineral Resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a Mineral Resource is also permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards as in-place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “Mineral Reserves” are also not the same as those of the SEC, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “Mineral Reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth may not be comparable with information made public by companies that report in accordance with U.S. standards.

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CORPORATE DIRECTORY

BOARD OF DIRECTORS

George M. Bee[2,4]

Richard D. Falconer[1,3]Chairman

Frederick W. Hermann[3],4

Luis R. Miraglia[2,3]

David M. Petroff

Edward V. Reeser[1,2]

Derrick H. Weyrauch[1,4]

1. Audit Committee

2. Compensation Committee

3. Corporate Governance Committee

4. Health, Safety and Environmental Committee

OFFICERS

David M. Petroff

President and Chief Executive Officer

T. Douglas Willock

Chief Financial Officer

Gordon J. Babcock

Chief Operating Officer

Marcela Rocha Barbosa de Castro

Vice President of Treasury Management

PRINCIPAL EXECUTIVE OFFICE

67 Yonge Street, Suite 1203

Toronto, ON M5E 1J8

Canada

Phone: (647) 494-5JAG (5524)

Fax: (647) 494-8885

Website: www.jaguarmining.com

ADMINISTRATIVE OFFICES

Rua Levindo Lopes 323 - Funcionários

CEP 30140-170 - Belo Horizonte

Brazil

REGISTERED OFFICE

67 Yonge Street, Suite 1203

Toronto, ON M5E 1J8

Canada

AUDITORS

KPMG LLP

Toronto, ON, Canada

Belo Horizonte, MG, Brazil

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Toronto, ON, Canada

Azevedo Sette Advogados

Belo Horizonte, MG, Brazil

BANKS

Bank of America

Boston, MA, USA

HSBC

Toronto, ON, Canada

Royal Bank of Canada

Toronto, ON, Canada

STOCK TRANSFER AGENT

Computershare Investor Services Inc.

100 University Avenue, 9th Floor

Toronto, ON M5J 2Y1

Canada

Phone: 1 (800) 564-6253

Fax: 1 (866) 249-7775

Email: service@computershare.com

MD&Amp;A – For the year ended December 31, 2013	Jaguar Mining Inc. | 36